September 10, 2007

April Sifford

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BMB Munai, Inc.

Form 10-KSB for the Fiscal Year Ended March 31, 2007

Filed June 14, 2007

File No.: 1-33034
Supplemental Response dated May 22, 2007

Dear Ms. Sifford:

In connection with the Company’s responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated July 6, 2007, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

Adam R. Cook
Corporate Secretary